

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2024

Ziyuan Liu
Chief Executive Officer
Singularity Future Technology Ltd.
98 Cutter Mill Road, Suite 322
Great Neck, NY11021

> **Re: Singularity Future Technology Ltd.**
> **Registration Statement on Form S-3**
> **Filed September 9, 2024**
> **File No. 333-282006**

Dear Ziyuan Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joan Wu